[Letterhead of SandRidge Energy, Inc.]
December 4, 2007
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	SandRidge Energy, Inc.
Registration Statement on Form S-1
Filed August 13, 2007
File No. 333-145386
Dear Mr. Schwall:
     Set forth below are the responses of SandRidge Energy, Inc., a Delaware corporation (“we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2007, with respect to the review of the Company’s Registration Statement on Form S-1 filed with the Commission on August 13, 2007, File No. 333-145386 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.
General
1.	We understand from your counsel that you will update disclosure throughout the registration statement, including interim financial statements for the quarter ended June 30, 2007, with your amendment.
Also, please revise your disclosure in this registration statement to comply with all applicable comments related to the other Form S-1 registration statement, file no. 333-144004, that you currently have on file with us.
Response: We have updated the disclosures in Amendment No. 1 to include interim financial statements for the quarter ended September 30, 2007 and to comply with all applicable comments provided on our other registration statement on Form S-1 (File No. 333-144004).
2.	You currently omit material information, including disclosure pertaining to the Offering section on page 8 and the Description of Capital Stock section on page 118.

U.S. Secutities and Exchange Commission
December 4, 2007

We will need the opportunity to review all new disclosure, including this information and the disclosure required pursuant to Items 507 and 508 of Regulation S-K. To expedite the review process, please provide all this information promptly. We may have additional comments.
Response: We have revised the disclosure in Amendment No. 1 to include previously omitted information, including the information required by Items 507 of Regulation S-K as set forth on pages 112 through 117 of Amendment No. 1. The information required by Item 508 of Regulation S-K was previously included in the Registration Statement and is located on pages 119 through 120 of Amendment No. 1. We intend to provide additional information as it becomes available.
3.	We note by reference to page 111 that you are registering common stock that may be issuable upon conversion of convertible preferred stock “that may be issued upon tender to us of outstanding common shares in connection with the exercise of outstanding warrants to purchase our convertible preferred stock.” Disclose the material terms of the warrants and how the price of the convertible preferred stock will be determined. Provide us with your analysis of whether this part of the transaction is complete and the common stock underlying the unissued convertible preferred stock may properly be registered. See Interpretation No. 3S(b) of the Regulation S-K section of the Division of Corporation Finance’s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.
Response: We have revised our disclosure on page 112 of Amendment No. 1 to eliminate the reference to the common stock that may be issuable upon conversion of convertible preferred stock that may be issued upon tender to us of outstanding common             shares in connection with the exercise of warrants to purchase our convertible preferred stock. We no longer intend to register such shares of common stock at this time pursuant to the Registration Statement.
Summary
Initial Public Offering, page 6
4.	Once known, expand this section to quantify the price per share, the number of shares being registered for sale by selling shareholders and the number to be offered on a primary basis.
Response: We have revised the disclosure on page 6 of Amendment No. 1 to quantify the price per share, number of shares sold on a primary basis and the use of proceeds. No shares were sold by the selling stockholders.

U.S. Secutities and Exchange Commission
December 4, 2007

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to Bruce Thompson at (405) 753-5603 or Jim Prince at Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,
By:	/s/ V. Bruce Thompson
V. Bruce Thompson
Senior Vice President — Legal and General Counsel

cc:	Donna Levy, Securities and Exchange Commission
James M. Prince, Vinson & Elkins L.L.P.
T. Mark Kelly, Vinson & Elkins L.L.P.